SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007 (report no. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: NICE Systems Introduces NICE Inform(TM), Revolutionary Information Management Solution for the Security Market , dated March 5, 2007.

2. Press Release:  Siemens selects NICE IP-based video content analysis solution to enhance security at the Belgian railways network , dated March 21, 2007.

3. Press Release: NICE Introduces NiceVision Net a Complete, End-to-End Solution
for IP Video Security , dated March 26, 2007.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: April 4, 2007

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EXHIBIT INDEX

99.1 Press Release:, NICE Systems Introduces NICE Inform(TM), Revolutionary Information Management Solution for the Security Market , dated March 5, 2007.

99.2 Press Release:  Siemens selects NICE IP-based video content analysis solution to enhance security at the Belgian railways network , dated March 21, 2007

99.3 Press Release:, NICE Introduces NiceVision Net a Complete, End-to-End Solution
for IP Video Security , dated March 26, 2007.

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NICE Systems Introduces NICE Inform(TM), Revolutionary Information Management Solution for the Security Market

Provides comprehensive management of multimedia interactions for security command and control centers

Ra`anana, Israel, March 5, 2007: NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced the launch of NICE Inform(TM), an innovative solution that revolutionizes information management in the security market. NICE Inform provides ground-breaking capabilities for effectively managing multimedia incident information from various sources, for faster incident reconstruction, greater insight and improved response. The unique comprehensive capabilities of NICE Inform can be tailored to the specific needs of command and control centers for first responders and homeland security, transportation, government, and private sector organizations, and deliver improved collaboration and operational efficiency to enhance safety and security.

As the world`s first full-spectrum multimedia incident information management solution, NICE Inform streamlines information-sharing and addresses emerging critical needs. NICE Inform captures, manages and analyzes information from multimedia sources including audio, video, text and data. Furthermore, it provides a complete, unified, chronological, multimedia history of incidents to enable streamlining of information-sharing, investigations and evidence delivery. In addition to traditional means of communications, command and control centers are increasingly communicating over IP-based and wireless technologies, both for voice and video. They are upgrading their security and communications infrastructures to take advantage of technological advancements in order to deliver a more rapid and focused security response.

Initial interest in NICE Inform includes a leading European mass transit organization which will use NICE Inform to centralize access to incident information from hundreds of stations, enhancing passenger safety and operational efficiency. In the first responders and homeland security sector, Douglas County (Colorado), the Thurston County (Olympia, Washington) Department of Communications, and the Monterey County (California) Emergency Communications Department will be among the first to implement NICE Inform.

"NICE Inform is going to change the dynamics of how we operate in Douglas County," said Mike Coleman, Bureau Chief of the Douglas County Sheriff`s Office Administrative Services Bureau. "Until now, if we needed to do an investigation or incident review, we`d have to go back to multiple sources and manually connect that information together. NICE Inform gives us a new dimension of multimedia analytics for a demanding and changing environment, enabling us to better serve the public," noted Coleman.

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"Typically, new technology is released and public safety scrambles to make sure interfaces are built to make them work with our existing systems. Imagine being able to capture and store streaming video or cell phone pictures of the license plate of a fleeing suspect vehicle, and store it for evidence," said James Quackenbush, Director of Communications for Thurston County. "With NICE Inform, we`ll be on the cutting edge, expanding what we can do to assist the agencies we serve. With this product, we will have the ability to integrate multimedia into the chain of evidence."

"The introduction of NICE Inform is a turning point for the security market. It represents the next generation of solutions," said Israel Livnat, President, Security Group, NICE Systems Ltd. "Multimedia technology is creating opportunities to widen the responsibility of command and control centers and emergency services worldwide, by enhancing incident investigation and management. NICE Inform meets the challenge of harnessing these new technologies and integrating the vast amounts of multimedia information for improved safety and security."

NICE 3rd Annual Investor and Analyst Day

Join us at our third annual Investor and Analyst Day, Tuesday, March 6th, in New York City.  Featured speakers include: Avaya, Dallas Fort Worth Airport, Eiffel Tower, Genpact (formerly GE Capital International Services), Dobson Communications and Douglas County, Colorado.

To register please go to http://www.nice.com/investor_relations/investerday/join.php

About NICE

NICE Systems Ltd. (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, Web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at http://www.nice.com.

Corporate Media Contact Tania Amar	NICE Systems tania.amar@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

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Trademark Note:  360o View, Alpha, Customer Feedback, Dispatcher Assessment, Emvolve Performance Manager, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Performix Technologies, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owner.

*In Australia only.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

Siemens selects NICE IP-based video content analysis solution to enhance security at the Belgian railways network

NICE solutions to extract Insight from Interactions(TM) at 50 sites across Belgium

Ra`anana, Israel, March 21, 2007 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance has been selected by its partner Siemens, to enhance safety and security at the Belgian railways network.  Siemens, which developed together with NICE safety and security solutions specializing in motion control tailored to the mass transit sector, selected NICE due to the strong partnership between the two companies.  NICE was also selected due to its IP-based, advanced real-time distributed digital video solution, for better protection of the tracks and stations, and enhanced passenger safety and security.

Approximately 200 million passengers a year use the train as their means of transport in Belgium, and the railways network also carries close to 60 million metric tons of goods annually. To protect and secure this growing service, NICE`s advanced real-time distributed content analysis digital video surveillance solution, NiceVision(TM), was selected to manage the security of dozens of stations across the country from a state-of-the-art central control room over an advanced IP network.

"The NICE solutions are the de-facto choice of leading mass transit systems," said Erik Verhaegen, Head of Security Systems and Solution Services at Siemens. "The Siemens-NICE partnership has been yielding significant value to our customers worldwide for many years, enabling them to increase efficiency and enhance safety and security."

"This project is very important as it is one of the leading European mass transit service providers," said Israel Livnat, President, Security Group, NICE Systems Ltd. "This win is further evidence that NICE is the premier solution for mass transit systems all over the world who are implementing analytics as part of their ongoing efforts to protect their systems and ensure the safety and security."

About Siemens Building Technologies.

Siemens Building Technologies is an operating group of Siemens, combines offerings for security and life safety and building automation within one company as a service provider and systems integrator and as a manufacturer of respective products. By virtue of the unique combination of these business sectors, the company occupies a leading position worldwide. The Siemens group is part of Siemens Switzerland Ltd, Zurich (Switzerland) and consists further of Siemens Building Technologies GmbH & Co oHG, Erlangen (Germany), Siemens Building Technologies Inc., Buffalo Grove, IL (USA), their subsidiaries and affiliates and all significant Siemens activities in the field of building technologies. The company totaled sales of 4.8 billion euros in the 2006 fiscal year (September 30) and currently employs a workforce of 28,000 in 51 countries.  More information is available at  www.siemens.com/buildingtechnologies.

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About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Corporate Media Contact Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE SmartCenter(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform(TM), NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encoder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®,  Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalNet®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

NICE Introduces NiceVision Net a Complete, End-to-End Solution
for IP Video Security

Ra`anana, Israel, March 26, 2007 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced the release of NiceVision Net, a complete, end-to-end solution for IP video security.  NICE also announces NiceVision ControlCenter, an enhancement to its video management applications suite, including new capabilities for advanced control room management and a network based digital video matrix.

NiceVision Net offers an enterprise class, scalable IP video solution.  It offers unique flexibility to be tailored to fit any customer need, whether as an open solution to be fully integrated with a variety of third party edge devices and security management applications, or as a complete, end to end offering.  NiceVision Net enables unprecedented reliability. Its high availability architecture, supported by unique features, such as patent pending Zero Points of Failure encoder redundancy, ensures non-stop surveillance under any condition for mission critical applications.

NiceVision ControlCenter provides advanced real time event management, enhanced investigation tools, and is scalable to support large multi-user, multi-sites environments. The virtual matrix capability provides a network based alternative to an analog matrix, improving total cost of ownership and enhancing control room management capabilities. NiceVision ControlCenter seamlessly manages all other NiceVision solutions, enabling users to manage hybrid architectures with a smooth migration path to a full IP architecture.

These new capabilities are tailored to the growing needs of the homeland security and first responders, transportation, government, and private sectors to operate efficiently and effectively ensure safety and security with greater insight and improved response.

"NICE security solutions are being selected by more and more public authorities and private entities, seeking to ensure citizen safety and security." said Israel Livnat, President of NICE Security Group. "With security personnel increasingly requiring their digital video surveillance data to be run on IP-based networks, NICE has leveraged its domain expertise in capturing and analyzing IP data and digital video to offer NiceVision Net to support and enhance our proactive approach to prevent, detect, respond/resolve, recover, investigate, and improve security operations."

NiceVision Net and NiceVision ControlCenter will be presented at this year`s' ISC West Conference and Exposition, Booth #21063.

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About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Corporate Media Contact Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Regional Media Contact	NICE Systems	+1 201 964 2729

Sherry Satterwhite Investors

Sherry.satterwhite@nice.com

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE SmartCenter(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Analytics(TM), NiceVision ControlCenter(TM), NiceVision Digital(TM), NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Net(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform(TM), NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encoder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®,  Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalNet®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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